Exhibit 99.1

QIWI Announces Extraordinary General Meeting of Shareholders

NICOSIA, CYPRUS – March 16, 2016 – QIWI plc (Nasdaq: QIWI, MOEX: QIWI) (“QIWI” or the “Company”) today announced that it will hold an extraordinary general meeting of shareholders (“EGM”) on Friday April 29, 2016, at 10:00a.m. (Cyprus Time) at QIWI’s office located at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus.

Only shareholders of record at the close of business on March 10, 2016 are entitled to receive notice, attend and vote at the EGM and any adjourned meeting thereof. Holders of the Company’s American Depositary Shares (“ADS”) who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon. Shareholders are cordially invited to attend the EGM.

At the EGM, the following item will be submitted for shareholders’ approval:

1.	approval of amendments to the Articles of Association.

Further details on the agenda and procedural matters related to the EGM will be made available to the Company’s shareholders by the Company and the Company’s ADS holders through The Bank of New York Mellon.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 16.1 million virtual wallets, over 172,000 kiosks and terminals, and enabled merchants to accept over RUB 70 billion cash and electronic payments monthly from over 67 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Yakov Barinskiy Head of M&A and Investor Relations +357.25028091 ir@qiwi.com	Varvara Kiseleva Investor Relations +357.25028091 ir@qiwi.com